Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

Paul Davis Fancher paul.fancher@troutman.com

January 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Becky Chow

Re:      Atlanticus Holdings Corporation

                       Form 10-Q for the Quarterly Period ended September 30, 2020

                       Filed on November 13, 2020

 File No. 000-53717

Dear Ms. Chow:

Atlanticus Holdings Corporation (the “Company”) has received and hereby acknowledges receipt of the comment letter dated December 17, 2020 (the “Comment Letter”) provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), with respect to the above-referenced SEC filing.

The Company is working expeditiously to respond to the Comment Letter.  However, in order to address fully the comment contained in the Comment Letter, the Company respectfully requests an extension of time to respond.  The Company currently plans to respond to the Comment Letter no later than January 15, 2021.

Thank you for your consideration of our request for an extension.  If you have any questions, please do not hesitate to call me at (404) 885-3310.

Very truly yours,
/s/ Paul Davis Fancher
Paul Davis Fancher

cc:       William R. McCamey (Atlanticus Holdings Corporation)

            Mitchell Saunders (Atlanticus Holdings Corporation)